File No. 70-09477

              As filed with the Securities and Exchange Commission
                                 on June 1, 1999

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        FORM U-1 APPLICATION-DECLARATION
                     --------------------------------------

                                 AMENDMENT NO. 1
                                       TO
                                   APPLICATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

     Dominion Resources, Inc.               Consolidated Natural Gas Company
     120 Tredegar Street                    CNG Tower, 625 Liberty Avenue
     Richmond, VA 23219                     Pittsburgh, PA 15222

                   (Name of company filing this statement and
                     address of principal executive offices)
                 ----------------------------------------------

     None                                   Consolidated Natural Gas Company

                     (Name of top registered holding company
                     parent of each applicant or declarant)
                   ------------------------------------------

     James F. Stutts                        Stephen E.  Williams
     Vice President and                     Senior Vice President and
       General Counsel                        General Counsel
     Dominion Resources, Inc.               Consolidated Natural Gas
     120 Tredegar Street                      Company
     Richmond, VA 23219                     CNG Tower, 625 Liberty Avenue
                                            Pittsburgh, PA 15222

                     (Name and address of agent for service)
                  ---------------------------------------------

                 The Commission is also requested to send copies
            of any communications in connection with this matter to:

                                            Gary W. Wolf, Esq.
                                            Kevin J. Burke, Esq.
                                            Cahill Gordon & Reindel
                                            80 Pine Street
                                            New York, NY  10005

                                   APPLICATION
                                      UNDER
                             SECTIONS 9(a)(2) and 10
                                       OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                 FOR APPROVAL OF
                    ACQUISITION OF REGISTERED HOLDING COMPANY
                                       AND
                                 RELATED MATTERS


                                Table of Contents


Item 1.    Description of Proposed Transaction.................................5
       A.  Introduction........................................................5
           1.  General Request.................................................7
           2.  Overview of the Transaction.....................................7
       B.  Description of the Parties to the Transaction.......................9
           1.  DRI and its Subsidiaries........................................9
               a.  Virginia Power..............................................9
               b.  DEI.........................................................9
               c.  DCI........................................................10
           2.  CNG and its Subsidiaries.......................................10
               a.  The Distribution Companies:  VNG, Hope, Peoples and East
                   Ohio.......................................................10
               b.  CNG Transmission Corporation...............................10
               c.  CNG Producing Company......................................11
               d.  CNG Retail Services Corporation and CNG Products and
                   Services, Inc..............................................11
               e.  CNG International Corporation..............................11
       C.  Description of the Transaction.....................................11
           1.  Background.....................................................11
           2.  The Merger Agreement...........................................14
       D.  Management and Operations of DRI and CNG Following the Merger......16

Item 2.    Fees, Commissions and Expenses.....................................16

Item 3.    Applicable Statutory Provisions....................................17
       A.  Approval of the Merger.............................................18
           1.  Section 10(b)(1)...............................................19
               a.  Interlocking Relationships.................................19
               b.  Concentration of Control...................................19
           2.  Section 10(b)(2)...............................................22
               a.  Fairness of Consideration..................................22

               b.  Reasonableness of Fees.....................................22
           3.  Section 10(b)(3)...............................................23
           4.  Section 10(c)(1)...............................................24
               a.  Section 8 Analysis.........................................24
               b.  Section 11 Analysis........................................25
           5.  Section 10(c)(2)...............................................27
           6.  Section 10(f)..................................................28

Item 4.    Regulatory Approvals...............................................28

Item 5.    Procedure..........................................................32

Item 6.    Exhibits and Financial Statements..................................32

               B.  Financial Statements.......................................34

Item 7.    Information as to Environmental Effects............................35

                             APPLICATION-DECLARATION
                                      UNDER
                             SECTIONS 9(a)(2) and 10
                                       OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                 FOR APPROVAL OF
                   ACQUISITION OF REGISTERED HOLDING COMPANY,
                                       AND
                                 RELATED MATTERS

     Dominion Resources, Inc. and Consolidated Natural Gas Company hereby amend and restate in its entirety their Application in File No. 70-09477.

Item 1.  Description of Proposed Transaction.

     A.  Introduction.

     This Application-Declaration is submitted in connection with the proposed merger of Dominion Resources, Inc., a Virginia corporation and currently a holding company exempt from the registration requirements of the Public Utility Holding Company Act of 1935 (the "1935 Act") pursuant to Section 3(a)(1) thereof and Rule 2 thereunder ("DRI"), and Consolidated Natural Gas Company, a Delaware corporation and a registered holding company under the 1935 Act ("CNG"), pursuant to the Amended and Restated Agreement and Plan of Merger dated as of May 11, 1999 (the "Merger Agreement"). After entering into an initial Agreement and Plan of Merger dated as of February 19, 1999, as amended and restated as of March 31, 1999, the Boards of Directors of DRI and CNG approved a revised structure for the Merger following CNG's receipt of an unsolicited offer from a third party. The companies negotiated a revised merger agreement and entered into the revised merger agreement as of May 11, 1999. In this Application, any references to the Merger Agreement refer to the revised merger agreement entered as of May 11, 1999 unless otherwise noted.

     The Merger Agreement contemplates a two-step merger transaction. In the first step, a wholly owned subsidiary of DRI ("SPV") will merge (the "First Merger") with and into DRI in a transaction in which DRI will be the surviving corporation. The First Merger does not require Commission approval under the 1935 Act. In the second step, CNG will either merge (the "Second Merger") (i) with and into another wholly owned subsidiary of DRI ("CNG Acquisition") in a transaction in which CNG Acquisition will be the surviving corporation or (ii) with and into DRI in a transaction in which DRI will be the surviving corporation. The Second Merger is the transaction for which authority is sought hereunder. The First and the Second Merger are each conditioned on the other occurring. The First Merger and the Second Merger are herein together referred to as the "Merger" or the "Transaction". As a result of the Merger and the other transactions contemplated by the Merger Agreement (collectively, irrespective of the transaction structure actually implemented, the "Transaction"), CNG will cease to exist and either CNG Acquisition, as the successor in interest to CNG, will become a direct subsidiary of DRI or each of CNG's four public utility subsidiaries will become direct subsidiaries of DRI. As a result of the Merger, CNG's non-utility subsidiaries will each become direct or indirect subsidiaries of CNG Acquisition or DRI, as the case may be. Following completion of the Merger, irrespective of the transaction structure actually implemented, DRI will register as a holding company pursuant to Section 5 of the 1935 Act.

     Prior to completion of the Merger, DRI and CNG will file one or more additional applications-declarations under the 1935 Act with the Commission with respect to the financing arrangements, ongoing activities, non-utility businesses and other investments of, and other matters pertaining to, the combined company after giving effect to the Merger and the registration of DRI as a holding company.

     DRI and CNG believe that their combination provides a unique opportunity for DRI, CNG and their respective shareholders, customers and employees to participate in the formation of a competitive energy services provider in the rapidly evolving energy services business and to share in the benefits of industry restructuring which is already occurring in the majority of states in which DRI and CNG operate. The energy industry, including both the gas and electricity segments of the business, is evolving from an industry characterized by the presence of regulated natural monopolies confined in their operations to prescribed geographical service territories to a dynamic, competitive industry in which national and regional participants compete for the right to provide energy services to retail customers who increasingly have a choice in their energy supply needs. The result of these increasingly rapid changes wrought by both legislative and administrative initiatives as well as by demands of the marketplace, is a far reaching transformation of the US energy industry in which energy production, transportation/transmission and distribution are reorganizing along national and regional functional lines. The energy company of tomorrow will, if it seeks to be an effective competitor, of necessity need to be bigger and will need to be focused on the development and delivery of newly repackaged energy products and services designed to meet the changing demands of the marketplace.

     DRI and CNG believe that, in the restructured and competitive energy industry of tomorrow, the combined companies will be well-positioned to compete with other national and regional industry participants, a competitive position that neither DRI nor CNG, acting alone, would be able to achieve. The Merger will provide DRI and CNG with the ability to integrate their complementary lines of business: retail and wholesale natural gas and electricity sales, natural gas exploration and production, international operations and new electric generation. The Merger will also provide the combined companies with the lower risk profile inherent in geographic and product diversification. In short, the Merger will provide the combined companies with the operational and practical ability to compete for the right to provide energy services to their combined customer base of 4 million as well as, once the transition to retail competition has been fully established, 18 million additional electric customers and 12 million additional gas customers in states already served. Moreover, few job cuts are expected as a result of the Merger as there is not much redundancy between the two companies. A more fulsome description of the Merger and its anticipated benefits is contained in the Joint Proxy and Registration Statement on Form S-4 of DRI and CNG which is annexed as Exhibit C-1 hereto.

          1.  General Request.

     Pursuant to Sections 9(a)(2) and 10 of the 1935 Act, DRI and CNG hereby request authorization and approval of the Commission for DRI to acquire, through the Second Merger (including, indirectly, through CNG Acquisition or otherwise), all of the issued and outstanding common stock of CNG and, indirectly , all of the common stock of each of the four public utility subsidiaries of CNG; namely,
(i) Virginia Natural Gas, Inc., a Virginia corporation ("VNG"), (ii) Hope Gas, Inc., a West Virginia corporation ("Hope"), (iii) The Peoples Natural Gas Company, a Pennsylvania corporation ("Peoples") and (iv) The East Ohio Gas Company, an Ohio corporation ("East Ohio"). Following completion of the Merger, DRI will register as a holding company pursuant to Section 5 of the 1935 Act. Prior to completion of the Merger, DRI and CNG will file one or more additional applications-declarations under the 1935 Act with the Commission with respect to the financing arrangements, ongoing activities, non-utility businesses and other investments of, and other matters pertaining to, the combined company after giving effect to the Merger and the registration of DRI as a holding company.

          2.  Overview of the Transaction.

     Pursuant to the Merger Agreement, in the Second Merger, DRI and CNG intend for CNG to be merged with and into CNG Acquisition with CNG Acquisition as the surviving company. This will result in all of CNG's current rights, obligations, duties and liabilities being assumed by CNG Acquisition as a matter of law. CNG Acquisition, as a wholly owned subsidiary of DRI and as the successor to CNG, will become a registered holding company under the 1935 Act. Alternatively, DRI and CNG may decide to merge CNG directly into DRI. In that case, DRI will be the surviving entity. Under either alternative transaction structure, the companies are sometimes referred to after the Merger as the combined company.

     In the Merger (which comprises both the First Merger and the Second Merger), shareholders of both DRI and CNG will have the option to elect to receive either cash or DRI common stock in return for each of their DRI or CNG shares, as the case may be, subject to allocation and also subject to certain limitations (discussed below) in order to ensure the desired tax treatment for the Second Merger. Shareholders of both DRI and CNG may elect to exchange some of their shares for cash and some for stock. Following the Merger, current DRI shareholders will own approximately 65% of the combined company and current CNG shareholders will own approximately 35% of the combined company.

     As discussed in more detail below, the Merger will produce substantial benefits to the public interest and the interests of investors and consumers in the states in which the combined company will operate. The Merger will create a combined electric and natural gas system with the ability to compete effectively for the nearly four million retail customers in five states presently served by the combined company as well as by other retail customers in the region. The majority of the states in which the combined company will operate as well as adjacent states have adopted energy restructuring legislation. In the emerging competitive environment, DRI and CNG believe that their combination into a regional energy provider will enable them to:

     o give the combined company the scale, scope and skills necessary to be successful in the competitive energy marketplace, allowing the combined company to offer a broad line of energy products as the gas and electric industries continue to converge;

     o create a platform for growth in a region that is rapidly deregulating and is the source of approximately 40 percent of the nation's demand for energy, allowing the combined company to market its portfolio of energy products to a broad customer base;

     o establish a company with combined gas storage, transportation and electric power production capability concentrated in the Northeast and Mid-Atlantic region; and

     o enable the combined company to realize cost savings from elimination of duplicate corporate and administrative programs, greater efficiencies in operations and business processes and streamlined purchasing practices.

     The First Merger and the Second Merger require approval by a majority of all shares of DRI common stock represented at a duly called meeting of DRI's shareholders at which a quorum is present and the Second Merger requires approval by holders of a majority of all outstanding shares of CNG common stock. The vote of such shareholders has been solicited pursuant to a Joint Proxy and Registration Statement on Form S-4 of DRI and CNG which was authorized for mailing by the Commission under the Securities Act of 1933 and the Securities Exchange Act of 1934, with respect to DRI, and under the 1935 Act, with respect to CNG. Shareholders of DRI and CNG are each scheduled to meet to consider the Transaction on June 30, 1999. In addition, the Transaction will require (i) clearance by the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") under the Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act"), (ii) approval of the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act ("FPA"), (iii) approval of the Nuclear Regulatory Commission ("NRC") under the Atomic Energy Act of 1954 ("AEA"), (iv) approval of the Federal Communications Commission ("FCC") under the Federal Communications Act of 1934 ("FCA"), and (v) approval and/or clearance of and/or review by the state regulatory commissions of the states of Virginia, North Carolina, West Virginia, Pennsylvania and Ohio. See Item 4 hereto for additional detail regarding these other regulatory approvals/clearances/ reviews. Apart from the approval of the Commission under the 1935 Act, the foregoing approvals are the only regulatory approvals required for the Transaction. In order to permit timely consummation of the Transaction and the realization of the substantial opportunities the Transaction is expected to produce, DRI and CNG request that the Commission's review of this Application-Declaration commence and proceed as expeditiously as possible.

     B.   Description of the Parties to the Transaction.

          1.  DRI and its Subsidiaries.

     DRI, a diversified utility holding company, has its principal office at 120 Tredegar Street, Richmond, Virginia 23219, telephone (804) 819-2000. DRI's common stock is listed on the New York Stock Exchange. DRI's principal subsidiary is Virginia Electric and Power Company ("Virginia Power"), a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy. The primary service area of Virginia Power is in Virginia and northeastern North Carolina. DRI's other major subsidiaries are Dominion Energy, Inc. ("DEI"), an independent power and natural gas subsidiary, and Dominion Capital, Inc. ("DCI"), a diversified financial services company. DRI was incorporated in 1983 as a Virginia corporation. DRI and its subsidiaries had 11,033 full-time employees as of December 31, 1998. DRI is currently exempt from registration as a holding company under the 1935 Act. DRI also owns and operates a 365 Mw natural gas fired generating facility in the United Kingdom. Attached hereto as Exhibit E-4 is a corporate organization chart of DRI and its subsidiaries.

              a.  Virginia Power.

     Virginia Power is a public utility engaged in the generation, transmission, distribution and sale of electric energy within a 30,000 square-mile area in Virginia and northeastern North Carolina. Virginia Power operates nuclear, fossil fuel and hydroelectric generating units with an aggregate capability of 13,635Mw. It supplies energy at retail to approximately two million customers and sells electricity at wholesale to rural electric cooperatives, power marketers and certain municipalities. The term "Virginia Power" refers to the entirety of Virginia Electric and Power Company, including its Virginia and North Carolina operations and all of its subsidiaries. In Virginia it trades under the name "Virginia Power." The Virginia service area comprises about 65 percent of Virginia's total land area, but accounts for over 80 percent of its population. In North Carolina it trades under the name "North Carolina Power" and serves retail customers located in the northeastern region of the state, excluding certain municipalities. Virginia Power also engages in off-system wholesale purchases and sales of electricity and purchases and sales of natural gas, and is developing trading relationships beyond the geographic limits of its retail service territory.

              b.  DEI.

     DEI is active in the competitive electric power generation business and in the development, exploration and operation of natural gas and oil reserves. DEI is involved in power projects in five states, Argentina, Bolivia, Belize and Peru. Domestic power projects include the Kincaid Power Station, a 1,108 Mw coal fired station in Central Illinois; a 600Mw gas-fired peaking facility under construction in Central Illinois; two geothermal projects and one solar project in California; three small hydroelectric projects in New York; a waste coal-fueled project in West Virginia and a waste wood- and coal-fueled project in Maine. International power projects include one hydroelectric and one gas-fired project in Argentina, two hydroelectric projects in Bolivia, a run-of-river hydroelectric project in Belize and two hydroelectric projects and six diesel oil-fueled projects in Peru. DEI is also involved in natural gas and oil development, exploration and production in Canada, the Appalachian Basin, the Michigan Basin, the Illinois Basin, the Black Warrior Basin, the Uinta Basin, the San Juan Basin and owns proven oil and natural gas reserves of approximately
1.2 trillion cubic feet of natural gas equivalent.

              c.  DCI.

     DCI is a diversified financial services company with several operating subsidiaries in the commercial lending, merchant banking and residential lending business. Its principal subsidiaries are First Source Financial, LLP, First Dominion Capital LLC, Saxon Mortgage, Inc. and Stanton Associates, Inc. DCI also owns a 46 percent interest in Cambrian Capital LLP. First Source Financial provides cash-flow and asset-based financing to middle-market companies seeking to expand, recapitalize or undertake buyouts. First Dominion Capital is an integrated merchant banking and asset management business located in New York. Saxon Mortgage and its affiliates originate and securitize home equity and mortgage loans to individuals. Cambrian Capital provides financing to small and mid-sized independent oil and natural gas producers undertaking acquisitions, refinancings and expansions. Stanton Associates, Inc. engages in real estate investment and management.

          2.  CNG and its Subsidiaries.

     CNG is a Delaware corporation organized on July 21, 1942, and a public utility holding company registered under the 1935 Act. CNG's common stock is listed on the New York Stock Exchange. CNG is engaged solely in the business of owning and holding all of the outstanding equity securities of nineteen directly owned subsidiary companies. CNG and its subsidiaries are engaged in all phases of the natural gas business: distribution, transmission, storage and exploration and production. The company's principal subsidiaries are described below. Attached hereto as Exhibit E-5 is a corporate organization chart of CNG and its subsidiaries.

              a.  The Distribution Companies:  VNG, Hope, Peoples and East Ohio.

     VNG, Hope, Peoples and East Ohio are the four public utility subsidiaries of CNG. Principal cities served at retail are: Cleveland, Akron, Youngstown, Canton, Warren, Lima, Ashtabula and Marietta in Ohio; Pittsburgh (a portion), Altoona and Johnstown in Pennsylvania; Norfolk, Newport News, Virginia Beach, Chesapeake, Hampton and Williamsburg in Virginia; and Clarksburg and Parkersburg in West Virginia. At December 31, 1998, CNG served at retail approximately two million residential, commercial and industrial gas sales and transportation customers.

              b.  CNG Transmission Corporation.

     CNG Transmission Corporation operates a regional interstate pipeline system and provides gas transportation and storage services to each of CNG's public utility subsidiaries and to non-affiliated utilities, end-users and others in the Midwest, the Mid-Atlantic states and the

Northeast. Through its wholly owned subsidiary, CNG Iroquois, Inc., CNG Transmission Corporation holds a 16 percent general partnership interest in the Iroquois Gas Transmission System, L.P., that owns and operates an interstate natural gas pipeline extending from the Canada- United States border near Iroquois, Ontario, to Long Island, New York. The Iroquois pipeline transports Canadian gas to utility and power generation customers in metropolitan New York and New England.

              c.  CNG Producing Company.

     CNG Producing Company is CNG's exploration and production subsidiary. Its activities are conducted primarily in the Gulf of Mexico, the southern and western United States, the Appalachian region, and in Canada.

              d. CNG Retail Services Corporation and CNG Products and Services, Inc.

     CNG Retail Services Corporation was created in 1997 to market natural gas, electricity and related products and services to residential, commercial and small industrial customers. CNG Products and Services, Inc. also provides energy-related services to customers of CNG's local distribution subsidiaries and others.

              e.  CNG International Corporation.

     CNG International Corporation was formed by CNG in 1996 to invest in foreign energy activities. CNG International Corporation currently owns interests in natural gas pipeline companies in Australia, and gas and electric utility companies in Argentina.

     C.   Description of the Transaction.

          1.  Background.

     During late 1997 and early 1998, CNG reassessed its strategic plan in response to business changes caused by slower than expected unbundling of the gas and electric distribution businesses at the retail level and the company's decision to exit the wholesale energy business. Management then discussed and explored alternatives for increasing shareholder value with the CNG Board of Directors at its meetings throughout 1998.

     Throughout 1997 and the first half of 1998, DRI engaged in a number of acquisition transactions and considered a variety of strategic alternatives to enable it to compete and grow in the deregulating energy industry. Among the strategic alternatives DRI considered was the acquisition of regional gas or other electric utility companies. DRI's growth strategy and specific possible acquisition candidates were reviewed by the DRI Board of Directors at several meetings during this period. The DRI Board of Directors encouraged management to pursue a number of different strategic alternatives, including investigating the desirability of a transaction with CNG.

     A merger of DRI and CNG was announced on February 22, 1999. Following the announcement of a merger transaction between DRI and CNG in February 1999, CNG received an unsolicited offer from a third party. Thereafter, DRI and CNG negotiated and entered into the Merger Agreement. The revised merger transaction was announced on May 12, 1999. A more fulsome description of the Merger and its anticipated benefits is contained in the Joint Proxy and Registration statement on Form S-4 of DRI and CNG which is annexed as Exhibit C-1 hereto.

     The Merger of DRI and CNG will result in an integrated electric and natural gas company, serving nearly four million retail customers in five states. The companies believe the combined company will be well positioned to be successful in the increasingly competitive energy marketplace, in particular in the Northeast quadrant of the United States. The companies expect the Merger to enhance shareholder value more than either company could do on its own. The combined company should have three elements key to success in the competitive energy marketplace: size; geographic focus in strong regional markets; and efficient assets in the right locations.

     o    Increase in Scale, Scope and Skills

          The Merger will result in the combined company having pro forma 1998 assets of $28.0 billion as of March 31, 1999 and revenues of $8.8 billion for the year ended December 31, 1998. DRI and CNG believe that the combined company's increased size and scope will improve its opportunities for expansion, allowing the company to offer a broad line of energy products. The combination will expand and diversify DRI's core customer base from approximately two million retail customers in two states to four million retail customers in five states. The Merger aligns successful leaders with seasoned managers proven in the competitive marketplace.

          As a result, the combined company should have the scale, scope and skills to be successful in the competitive energy marketplace.

     o    Compatible Geographic Markets

          The Merger is consistent with DRI's previously announced strategy of growing in the Northeast quadrant of the U.S.--covering the Midwest, Mid-Atlantic and Northeast portions of the U.S. This region is referred to as MAIN-to-Maine. The first MAIN refers to the Mid- America Interconnected Network. It covers the states of Missouri, Illinois, Wisconsin, Michigan and Indiana. The reference to the State of Maine designates the northeast end of this region. Virginia represents the southern boundary of this region. This area is the source of approximately 40 percent of the nation's demand for energy.

          DRI and CNG believe that the Merger will give the combined company the platform it needs for growth in a region that is rapidly deregulating, allowing the company to market its portfolio of energy products to a broad customer base. In the states where the companies already have operations, there are an estimated 16 million power customers not currently serviced by Virginia Power. There are an estimated 8 million additional natural gas customers not currently served by CNG. Millions of prospective customers live in adjoining states. The companies intend to seek out these prospective customers.

          DRI has most of its electric power assets in several of the region's states and has gas reserves located within, or transportable to, the region. The Merger gives it a strong platform for growth, allowing it to more rapidly and effectively compete in the emerging electric retail competition markets in states where CNG currently has facilities. Pennsylvania and Ohio, especially, have strong policies encouraging new competition. For CNG, the Merger gives it a broader platform in Virginia and North Carolina, the primary service area of DRI's principal subsidiary, Virginia Power.

     o    Efficient and Well Located Assets

          DRI and CNG combined will have storage, transportation and electric power production capability concentrated in the Northeast and Mid-Atlantic region.

          The combined company will have an energy portfolio of more than 20,000 megawatts of domestic power generation, 2.9 trillion cubic feet equivalent in natural gas and oil reserves producing nearly 300 billion cubic feet equivalent annually. It will operate a major interstate gas pipeline system and the largest natural gas storage system in North America with almost 900 Bcfe of storage. The combined company will rank as the eleventh largest independent oil and gas producer in the United States measured by reserves. The combined company will have more than 5,000 miles of electric transmission lines. These power lines are well located to transmit power from low-cost producers in the Southeast, including Virginia Power, into higher-cost markets in the Northeast and Midwest, including CNG's service territory. The combined company's assets are well positioned to serve the MAIN to Maine region.

          The companies believe a strategic advantage of the Merger is a better positioned exploration and production portfolio. After the Merger, the combined company will have a well balanced mix of offshore and onshore properties. This should reduce the risk profile of the exploration and production operations.

     Other Reasons For The Merger

     When the Merger is complete the companies expect the combined company will have the following primary businesses:

     o    retail natural gas and electricity sales;

     o    electric and gas distribution;

     o    wholesale natural gas and electricity sales;

     o    interstate gas transportation;

     o    natural gas exploration and production activities;

     o    electric generation; and

     o    international gas-related and exempt operations.

     The companies intend to integrate these complementary businesses, subject to applicable state and federal regulatory requirements. The complementary nature of these businesses will result in lower costs and in improved service. These businesses will not only serve existing retail and wholesale customers, but will reach out to new customers as a full service energy provider as deregulation proceeds. Applicants expect to achieve enhanced revenues and net income through increased efficiency in providing energy to customers, whether gas or electric.

     In addition, the Merger will enable the combined company to realize cost savings from elimination of duplicate corporate and administrative programs, greater efficiencies in operations and business processes, and streamlined purchasing practices.

          2.  The Merger Agreement.

     Pursuant to the Merger Agreement, in the Second Merger, DRI and CNG intend for CNG to be merged with and into CNG Acquisition, a wholly owned subsidiary of DRI, with CNG Acquisition as the surviving company. This will result in CNG Acquisition assuming all of the rights, duties, obligations and liabilities of CNG as a matter of law and pursuant to the Merger Agreement. CNG Acquisition will become a registered holding company following completion of the Merger as will DRI. Alternatively, DRI and CNG may decide to merge CNG directly into DRI. In that case, DRI will be the surviving entity and will register as a holding company pursuant to Section 5 of the 1935 Act.

     The Merger is structured as a two-step merger transaction. In the First Merger, SVP, a wholly owned subsidiary of DRI, will be merged with and into DRI with DRI being the surviving corporation. In the Second Merger, CNG will be merged with and into CNG Acquisition with CNG Acquisition being the surviving corporation. Alternatively, CNG will merge with and into DRI with DRI being the surviving corporation. DRI shareholders must approve both the First Merger and the Second Merger and CNG shareholders must approve the Second Merger as a condition to either merger closing.

     In the Merger, shareholders of both DRI and CNG will have the option to elect to receive either cash or DRI common stock in return for each of their DRI or CNG shares, as the case may be, subject to allocation and also subject to certain limitations (discussed below) in order to ensure the desired tax treatment for the Second Merger. Shareholders of both DRI and CNG may elect to exchange some of their shares for cash and some for stock. Following completion of the Merger, current DRI shareholders will own approximately 65% of the combined company and current CNG shareholders will own approximately 35% of the combined company.

     Treatment of DRI Shareholders. In exchange for each share of DRI common stock held, DRI shareholders will be given the option to receive either $43.00 in cash or one share of DRI common stock. In either case this option is subject to the limitation that the aggregate amount of cash to be distributed to DRI shareholders in the First Merger shall be equal to $1,251,055,526 (plus any cash paid for fractional shares). DRI has the right to increase this amount to $1,668,400,000 to more closely follow the actual elections of DRI shareholders as long as the increase in the cash consideration does not affect the desired tax treatment of the Second Merger. When completed, the First Merger will reduce DRI shares outstanding so that the Second Merger is less dilutive to earnings for DRI shares outstanding after the Merger.

     Treatment of CNG Shareholders. In exchange for each share of CNG common stock held, CNG shareholders will be given the option to receive either $66.60 in cash or shares of DRI common stock at an exchange ratio described below, plus cash equal to 1.52 multiplied by the excess, if any, of $43.816 over the Average Price (as defined below). In either case, this option is subject to proration so that 38,159,060 shares of CNG common stock (including any fractional shares exchanged for cash) will be converted into the right to receive cash in the Second Merger. However, DRI may reallocate the cash and shares of DRI common stock to be received by CNG shareholders to more closely follow the actual elections of the CNG shareholders as long as the reallocation does not affect the desired tax treatment of the Second Merger. The exchange ratio will be $66.60 divided by the Average Price if that price is greater than or equal to $43.816, and 1.52 if the average closing market price is less than $43.816. The exchange ratio will vary depending on the average market price of DRI common stock over a 20 consecutive day trading period ending on the tenth business day before the closing (the "Average Price").

     Allocations. As a result of the limitation described above and the tax allocation provisions described below, the amount of cash and stock received by shareholders may differ from their actual elections. If DRI common stock is over-subscribed by the shareholders of either company, a shareholder of that company who elected DRI common stock may receive part of his consideration in cash. If cash is over-subscribed by the shareholders of either company, a shareholder of that company who elected cash may receive part of his consideration in the form of DRI common stock. DRI is required to reduce the amount of cash delivered and increase the number of shares issued pursuant to the Second Merger to the extent necessary to maintain the desired tax treatment for the Second Merger.

     Fractional Shares. Shareholders who hold certificated shares will receive cash for any fractional share of DRI common stock received in the First Merger or the Second Merger, as the case may be, based upon the market value of DRI common stock on the date the First Merger and the Second Merger are completed. However, any fractional shares held in certain of DRI's or CNG's stock plans may be retained as fractional shares.

     Closing Conditions. The Merger is subject to customary closing conditions, including receipt of necessary regulatory approvals, including approval of the Commission under the 1935 Act.

     Tax Consequences. Neither DRI nor CNG will recognize corporate level gain or loss as a result of the First Merger or the Second Merger. Additionally, neither shareholders of DRI nor shareholders of CNG will recognize gain or loss for shares of DRI common stock they receive in connection with the First Merger or the Second Merger, respectively. In general, however, CNG shareholders will recognize taxable gain for any cash they receive in the Second Merger and DRI shareholders will recognize taxable gain or loss, if any, for any cash they receive in the First Merger.

     Accounting Treatment. The First Merger will be treated as a reorganization with no changes in the recorded amount of DRI's assets and liabilities. The Second Merger will be accounted for under the purchase method of accounting.

     Miscellaneous. As part of their approval of the Merger, DRI shareholders are being asked to approve an amendment to the DRI Articles of Incorporation to increase the authorized shares of common stock of DRI from 300,000,000 to 500,000,000. This amendment will provide DRI with the shares it needs for issuance under the Merger Agreement and to maintain a reserve of shares for general corporate purposes. DRI common stock trades on the New York Stock Exchange under the symbol "D". DRI will obtain approval from the New York Stock Exchange for listing of additional shares of DRI common stock to be issued as a result of the Merger. If the Merger is completed, the CNG common stock will be delisted from the New York Stock Exchange.

    D.   Management and Operations of DRI and CNG Following the Merger.

     Following completion of the Merger, DRI will be the direct parent company to CNG Acquisition as the successor in interest to CNG or, if the Alternative Merger is implemented, the direct parent company to VNG, Hope, Peoples and East Ohio, and will register as a holding company under Section 5 of the 1935 Act. CNG Acquisition will be a registered holding company under the 1935 Act. Thos.
E. Capps will be the President and Chief Executive Officer of DRI after the Merger, and George A. Davidson, Jr. will serve as Chairman of the Board of Directors until his previously announced retirement on August 1, 2000, at which time Mr. Capps will reassume his position as Chairman. The Board of Directors of DRI will have 17 members, 10 of whom will be designated by DRI and 7 of whom will be designated by CNG. DRI will continue to use the name Dominion Resources and be headquartered in Richmond, Virginia. The combined company will continue to maintain a significant operating office in Pittsburgh, Pennsylvania.

Item 2.  Fees, Commissions and Expenses.

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction, including the solicitation of proxies, registration of securities of DRI under the Securities Act of 1933, and other related matters, are estimated as follows:

Fee, Commission or Expense                                           Thousands
--------------------------                                           ---------

Commission filing fee relating to                                    $ 2,710
Joint Proxy and Registration Statement
on Form S-4

Accountants' Fees                                                      1,500

Legal Fees and Expenses                                                5,500

Shareholder Communication, NYSE
Listing Fee and Proxy Solicitation                                     2,205

Total Investment Bankers' Fees and Expenses                           42,600
  Lehman Brothers Inc.
  Merrill Lynch & Co.
  Morgan Stanley & Co. Incorporated

Consulting Fees related to human resource
issues, public relations, regulatory support,
and other matters relating to the Transaction                            485

Expenses relating to integrating the merged
company and miscellaneous                                                 *

                                                                     =======

Total                                                                $55,000

*    Estimated costs of integrating the
     merged companies have not been
     fully quantified.

Item 3.  Applicable Statutory Provisions.

     The following sections of the 1935 Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed
Transaction:

Section of/Rule under                      Transactions to which such Section
the 1935 Act                               or Rule is or may be applicable
---------------------                      ----------------------------------

Sections 8, 9(a)(2), 10                    Acquisition by DRI or CNG Acquisition
                                           of  common stock  of  CNG, VNG, Hope,
                                           Peoples and East Ohio

To the extent that other Sections of the 1935 Act or the Commission's Rules thereunder are deemed applicable to the Transaction, such Sections and Rules should be considered to be set forth in this Item 3.

     A.   Approval of the Merger.

     In pertinent part, Section 9(a) provides that:

               Unless the acquisition has been approved by the Commission  under section 10, it shall be unlawful... for any person... to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate, under clause (A) of paragraph (11) of subsection (a) of section 2, of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate.

For purposes of Section 9(a)(2), an "affiliate" of a specified company is any person that, directly or indirectly, owns, controls or holds with power to vote 5% or more of the voting securities of such specified company. The Merger requires approval of the Commission under Sections 9(a)(2) of the 1935 Act because DRI (which already owns 100% of the common stock of Virginia Power, a "public utility company" within the meaning of Section 2(a)(5) of the 1935 Act) will, by virtue of the Merger, also acquire 100% of the outstanding common stock of each of VNG, Hope, Peoples and East Ohio, each of which is also a "public utility company" within the meaning of Section 2(a)(5) of the 1935 Act. The criteria the Commission must consider in evaluating any acquisition for which approval under Section 9(a)(2) is required are set forth in Section 10 of the 1935 Act. As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10. Thus,

     - The Transaction will not tend towards interlocking relations or the concentration of control of public utility companies of a kind or to an extent detrimental to the public interest or the interest of investors or consumers (Section 10(b)(1))

     - The consideration to be paid in the Transaction is fair and reasonable (Section 10(b)(2))

     - The Transaction will not result in an unduly complicated capital structure for the DRI-CNG combined system and will not be detrimental to the public interest or the interest of investors or consumers or to the proper functioning of the DRI-CNG system (Section 10(b)(3))

     - The Transaction is not unlawful under the provisions of Section 8 and is not detrimental to the carrying out of the provisions of Section 11 (Section 10(c)(1))

     - The Transaction will serve the public interest by tending towards the economical and efficient development of an integrated public utility system (Section 10(c)(2))

     - The Transaction will be consummated in accordance with and will comply with all applicable state laws (Section 10(f))

          1.  Section 10(b)(1).

              a.  Interlocking Relationships.

     Section 10(b)(1) was primarily aimed at preventing business combinations unrelated to operational and economic synergies and was never intended to prohibit mergers that otherwise were sensible and permissible under the 1935 Act because, by its nature, any merger results in new links between theretofore unrelated companies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (March 15,
1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]"). The Merger Agreement provides for the Board of Directors of DRI to comprise representatives from both the existing boards of DRI and CNG. This is necessary to integrate fully the two companies and will, therefore, be in the public interest and the interests of investors and consumers by facilitating the management of DRI-CNG as an integrated and economically efficient energy services company. In the context of ongoing industry restructuring, the forging of such relations is necessary to the creation and efficient management of an integrated energy services provider and, therefore, is not prohibited by Section 10(b)(1).

              b.  Concentration of Control.

     Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., 46 S.E.C. 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700 (1968). As discussed below, the Merger will not create a "huge, complex, and irrational system," but rather will result in a new registered holding company with the capability of offering integrated energy services to its combined customer base of 4 million in a competitive region that is, in fact, much larger.

     In evaluating the size of the combined enterprise, it is critical to recognize that several of the states in which the regulated subsidiaries of DRI and CNG operate and adjoining states are, through legislative or administrative action, allowing retail competition in the electric and gas industries. Transition to retail electric competition has already begun in Illinois, New Jersey and Pennsylvania and is slated to begin in Delaware later in 1999, in Maryland in 2000,and in Virginia in 2002. Ohio has retail competition legislation pending. Further, individual utilities are currently conducting retail choice programs in New York and Michigan. With respect to the gas industry, Georgia and New Jersey have passed legislation allowing gas utilities to offer retail supply choice to all their customers. Additionally, retail choice gas programs are ongoing in all or parts of New Jersey, Ohio, Pennsylvania, Maryland and Virginia.

     Efficiencies and Economies: The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. American Electric Power Co., 46 S.E.C. 1299, 1309. More recent pronouncements of the
Commission confirm that size is not determinative. Thus, in Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986), the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." See also Entergy Corporation, Holding Co. Act Release No. 25952 (December 17, 1993). In addition, the Division of Investment Management recommended in its 1995 Report on The Regulation of Public-Utility Holding Companies (the "1995 Report") that the Commission approach its analysis of merger and acquisition transactions in a flexible manner with emphasis on whether the underlying transaction creates an entity subject to effective regulation and is beneficial for shareholders and consumers as opposed to focusing on rigid, mechanical tests. 1995 Report at 73-4.

     By virtue of the Transaction and, in particular, its convergence nature, DRI and CNG will be in a position to realize substantial opportunities to become an effective competitor in a rapidly deregulating and increasingly competitive energy market that neither, acting alone, would be in a position to achieve. The combination of DRI and CNG offers the same type of synergies and efficiencies that were sought and are now being realized by the applicants (both exempt and registered) in TUC Holding Company, Holding Co. Act Release No. 35-26749 (Aug. 1, 1997); Houston Industries Incorporated, Holding Co. Act Release No. 35-26744 (July 24, 1997); WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998); and New Century Energies, Inc., Holding Co. Act Release No. No. 35-26748 (Aug. 1, 1997). Moreover, the retail operations of DRI-CNG will continue, as prior to the Merger, to be fully subject to the jurisdiction of state regulators in the states in which such operations are conducted. Thus, the Transaction, by virtue of the fact that DRI will register as a holding company upon completion of the Transaction, will in fact increase the regulation to which DRI and CNG are presently subject rather than provide a means for evading regulation.

     Size: The Merger will create the nation's fourth largest electric and natural gas utility, serving nearly 4 million retail customers in 5 states. The size of the combined company in relation to the sizes of all other companies in the US is, however, no more than a reflection of the fragmentation which characterizes the US utility industry today. This fragmentation is one of the principal reasons for the current trend towards consolidation as companies seek to become more competitive in the emerging deregulated marketplace for energy. In the energy marketplace of tomorrow, the region in which a company operates will comprise not only its historical service territory but also, at a minimum, the service territories of its neighbors and its neighbors' neighbors: if a company can compete for the retail customers of its neighbor, so can the company which is its neighbors' neighbor. Pro forma statistical analysis as at the end of 1998 reveals that the combined company will not be so large as to dominate the region in which it will operate. As set forth in the chart annexed hereto as Exhibit E-3, on a pro forma basis as at the end of 1998, the combined company would account for 3.74% of the net utility revenues in the region comprising the 5 states in which the combined company will operate as well as the states/systems which have electric utilities which are
interconnected   with  Virginia  Power  and  their   respective   interconnected
neighbors.

     Competitive Effects: In Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), the Commission stated that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." DRI and CNG have filed Notification and Report Forms with the DOJ and FTC pursuant to the HSR Act describing the effects of the Merger on competition in the relevant market and it is a condition to the consummation of the Merger that the applicable waiting periods under the HSR Act shall have expired or been terminated.

     In addition, the competitive impact of the Merger will be fully considered by the FERC pursuant to Section 203 of the Federal Power Act in its review of the Merger. As explained more fully in the FERC application, a copy of which is attached hereto as Exhibit C-2, the Merger will not have an adverse effect on competition. With the exception of a small area in Virginia, the retail operations of DRI and CNG do not overlap. Moreover, as discussed above, the Virginia legislature has adopted legislation which will permit other energy providers to compete directly with Virginia Power for customers in Virginia commencing in 2002. Finally, in the past, the Commission has largely relied on, or "watchfully deferred" to the determination of these other regulators./1/ In at least three recent cases, interveners have challenged the Commission's policy of watchful deference but without success./2/ In both WPL Holdings, Inc. and New Century Energies, Inc., the Commission rejected interveners' claims that the resulting holding companies would be anti-competitive and declined to reconsider issues of size and market dominance that had been fully considered by and litigated before the FERC in addition to having been reviewed and cleared by federal antitrust regulators.

     For these reasons, the Merger will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or consumers within the meaning of Section 10(b)(1) and the Commission may justifiably rely on the FERC and the DOJ/FTC to review any other allegations that the Merger will result in anti-competitive effects.

----------
1 See City of Holyoke Gas & Electric Department v. SEC, 972 F.2d 358, 363 (D.C. Cir. 1992), citing Wisconsin's Environmental Decade v. SEC, 882 F.2d 523 (D.C. Cir. 1989) ("we are not prepared to say that the Commission abdicates its duty in an exemption determination by deciding to rely, watchfully, on the course of state regulation").

2    WPL Holdings, Inc., et al., Holding Co. Act Release No. 35-26856 (April 14,
     1998), aff'd sub nom., Madison Gas and Electric Company v. Securities and Exchange Commission, (D.C. Cir. 1999) and New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (Aug. 1, 1997).
----------

          2.  Section 10(b)(2).

     Section 10(b)(2) requires the Commission to determine whether the consideration to be paid in connection with the combination of DRI and CNG, including all fees, commissions and other remuneration, is reasonable and whether it bears a fair relation to, investment in and earning capacity of the underlying utility assets.

              a.  Fairness of Consideration.

     For the reasons set forth below, the requirements of Section 10(b)(2) are satisfied in this Transaction.

     First, the consideration for the Second Merger is the product of extensive and vigorous arm's-length negotiations between DRI and CNG. These negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of DRI and CNG and reflect a renegotiation of the terms and consideration by DRI and CNG following receipt by CNG of an unsolicited proposal for an alternative business combination with a third party. See "Background of the Merger" of the Joint Proxy and Registration Statement on Form S-4 of DRI and CNG which is attached hereto as Exhibit C-1. As recognized by the Commission in Ohio Power Co., 44 S.E.C. 340, 346 (1970), prices arrived at through arm's- length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.

     In addition, nationally recognized investment bankers for each of DRI and CNG have reviewed extensive information concerning the companies and have analyzed the merger consideration employing a variety of valuation methodologies, and have opined that the merger consideration is fair from a financial point of view, to DRI and to the holders of CNG common stock. The investment bankers opinions are attached as Exhibits to the Joint Proxy and Registration Statement on Form S-4 of DRI and CNG which is attached hereto as Exhibit C-1 and are described in such Joint Proxy and Registration Statement. The assistance of independent consultants in setting consideration has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met. The Southern Company; SV Ventures, Inc., Holding Co. Act Release No. 245709 (February 12, 1988).

              b.  Reasonableness of Fees.

     DRI and CNG believe that the overall fees, commissions and expenses incurred and to be incurred in connection with the Merger are reasonable and fair in light of the size and complexity of the merger relative to other transactions and the anticipated benefits of the Merger to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

     As set forth in Item 2 of this Application-Declaration, DRI and CNG together expect to incur a combined total of approximately $55.5 million in fees, commissions and expenses in connection with the Merger. DRI and CNG believe that the estimated fees and expenses in this matter bear a fair relation to the value of their combined company and the strategic benefits to be achieved by the Merger, and further that the fees and expenses are fair and reasonable in light of the complexity of the Merger. See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). Based on a price for CNG stock of $66.60, the Merger would be valued at approximately $6.381 billion. The total estimated fees and expenses of $55.5 million represent approximately .8698% of the value of the consideration to be paid to shareholders of CNG, and are consistent with percentages previously approved by the Commission. See, e.g., Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (approximately 2% of the value of the assets to be acquired).

          3.  Section 10(b)(3).

     Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate the capital structure of the combined DRI-CNG system or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the combined DRI-CNG system.

     The economic benefits achievable through the combination of natural gas operations with electric power operations, such as those identified above in section I(C)(1), serve the public interest through enabling suppliers to satisfy the needs of consumers more efficiently. In Consolidated Natural Gas Co., Holding Co. Act Release No. 35-26512 (April 30, 1996), the Commission acknowledged the nature of the market energy suppliers must prepare to satisfy "fundamental changes in the energy industry are leading to an increasingly competitive and integrated market, in which marketers deal in interchangeable units of energy expressed in British thermal unit values, rather than natural gas or electricity. To retain and attract wholesale and industrial customers, utilities need to provide competitively priced power and related customer services  . . . . It now  appears  that  the  restructuring  of the  electricity industry now underway will dramatically affect all United States energy markets as a result of growing interdependence of natural gas transmission and electric generation; and the interchangeability of different forms of energy, particularly gas and electricity." The Merger is designed to position Applicants to be responsive to these emerging market conditions and is therefore consistent with the public interest.

     The registration of both DRI and CNG Acquisition and, thereafter, their continued existence as registered holding companies in the same system is somewhat unusual but is not inappropriate for the facts of this situation and the benefits of implementing the structure contemplated by the Merger rather than the alternative structure for Merger are substantial and outweigh any undue interest in simplicity for its own sake. The Commission has equated the public interest with the interest in a financially sound U.S. utility industry. Certainly, realization of the tangible economic benefits of the Merger structure contributes to the financial stability of the DRI-CNG system and outweighs any historical preference for the alternative merger structure. Additionally, holders of DRI and CNG securities will not be disadvantaged by the preferred structure for the Merger. Holders of CNG debentures will be able to continue to look to exactly the same mix of companies for repayment of outstanding CNG securities as prior to the Merger. The interest of DRI and its security holders will likewise not be impaired as securities issued prior to the Merger would not have been issued on the basis that CNG was part of the DRI system and the interests of investors purchasing securities issued thereafter will be protected by the disclosure requirements under the other federal securities laws. Finally, consumer interests are likewise not impaired as no change is being made to the capital structures of any of the operating subsidiaries in the combined system and each such operating subsidiary will continue to be regulated by relevant regulators as prior to the Merger. The 1935 Act is not energy regulation per se. Rather, the statute is intended "simply to provide a mechanism to create conditions under which effective federal and state regulation will be possible."/3/

          4.  Section 10(c)(1).

     Section 10(c)(1) prohibits the Commission from approving an acquisition for which Commission approval is required under Section 9(a) if such acquisition is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11.

              a.  Section 8 Analysis.

     Section 8 prohibits a registered holding company from acquiring interests in an electric utility company and a gas utility company serving substantially the same territory in contravention of state law. The only state in which DRI and CNG have overlapping electric and gas service territories is Virginia. DRI's acquisition of CNG, which will result in DRI acquiring indirect control over VNG and bring both VNG and Virginia Power under the common control of DRI, is not prohibited by Virginia law but must be approved by the Virginia State Corporation Commission. In some cases, Virginia law prohibits a public service corporation from conducting more than one kind of public service business in the state. Specifically, ss. 13.1-620(D) of the Code of Virginia provides that "[n[o corporation shall be organized under this chapter for the purpose of conducting in this Commonwealth more than one kind of public service business except that the telephone and telegraph businesses or the water and sewer businesses may be combined, but this provision shall not limit the powers of domestic corporations existing on January 1, 1996." This provision would not be implicated by the Transaction, however, for several reasons. First, neither DRI nor CNG is a public service corporation, so their "combination," directly or indirectly would not implicate the statute. Second, the public service businesses of the two public service companies in question, Virginia Power and VNG, are not being combined, in that DRI and CNG are not proposing that these companies be merged. Third, if the statute could be construed to cover an indirect combination of public service businesses through common control over Virginia Power and VNG, both Virginia Power and VNG were domestic corporations existing on January 1, 1986 and are therefore grand fathered under the statute. Thus, the Transaction neither violates Section 8 of the 1935 Act nor is prohibited by Section 10(c)(2) of the 1935 Act.

----------
3    S. Rep. No. 621, 74th Cong., 1st Sess 11 (1935).
----------

              b.  Section 11 Analysis.

     In pertinent part, Section 11(b)(1) of the 1935 Act provides:

          To require . . . that each registered holding company, and each subsidiary company thereof, shall take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system. . . . The Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public-utility systems the retention of an interest in any business (other than the business of a public-utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.

     The Transaction raises a potential issue under Section 11 and Section 10(c)(1): Is the combination of DRI's electric business and CNG's gas business permissible under a registered holding company?

     The 1935 Act regulated gas utility operations of CNG will comprise a relatively small part of the combined companies overall operations, (on a pro forma basis for 1998, retail gas operations comprised 18.8% of the combined company's net utility operating revenues) but are nonetheless critical to positioning the combined companies as a competitor in deregulating retail markets. In several recent decisions, the Commission has stated explicitly that the 1935 Act does not prohibit combination electric and gas registered holding companies. WPL Holdings, Inc., et al., Holding Co. Act Release No. 35-26856 (April 14, 1998), aff'd sub nom., Madison Gas and Electric Company v. Securities and Exchange Commission, (D.C. Cir. 1999) and New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (Aug. 1, 1997).

     Historically, the Commission considered the question of whether a registered electric system could retain a separate gas system under a strict standard that required a showing of loss of substantial economies before retention would be permitted. New England Electric System, 41 S.E.C. 888 (1964). In its affirmation of that decision, the United States Supreme Court declared that a loss of substantial economies could be demonstrated by the inability of the separate gas system to survive on a stand-alone basis. SEC v. New England Electric System, 384 U.S. 176, 181 (1966). This rigid interpretation of the requirements of Section 11(b)(1) has been explicitly rejected by the Commission in its most recent decisions under Sections 9(a) and 10 of the 1935 Act both with respect to exempt holding companies, TUC Holding Company, Holding Co. Act Release No. 35-26749 (Aug. 1, 1997) and Houston Industries Incorporated, Holding Co. Act Release No. 35-26744 (July 24, 1997), and newly formed registered holding companies. WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998) and New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (Aug. 1, 1997).

     In these recent decisions, the Commission acknowledged that as a result of the transformation of utilities' status as franchised monopolies with captive ratepayers to competitors and also as a result of the convergence of the electric and gas industries that was then underway (and which continues today and of which the Transaction is a prime example), the historical standards of review had become outdated and that separated electric and gas companies might be weaker competitors than they would be together in the same market. WPL
Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998); TUC Holding Company, Holding Co. Act Release No. 35-26749 (Aug. 1, 1997); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (Aug. 1, 1977); and Houston Industries Incorporated, Holding Co. Act Release No. 35-26744 (July 24,
1997). Importantly, the Courts have upheld the Commission's reinterpretation of the requirements of Section 10(c)(1) and Section 11 as they apply to combination electric and gas registered holding companies. Madison Gas and Electric Company
v. Securities and Exchange Commission, (D.C. Cir. 1999). Thus, newer transactions, such as the Transaction, should be evaluated on the basis of new Commission precedent and policy in light of changing industry standards and should not be evaluated against criteria that have been repudiated by recent Commission decisions.

     The instant Transaction is in accord with the foregoing recent Commission decisions approving combination electric and gas companies under a registered holding company and also is consistent with, and furthers the policy, of fostering the creation of competitive energy services companies as the energy industry continues its evolution towards a more competitive market. One issue remains, however. In two of the recent four cases approving combination companies, the resulting holding company obtained exemption from the registration requirements of the 1935 Act. There are numerous combination gas and electric exempt holding companies operating in the United States today. In the other two cases, in which registered holding companies were formed, the merger partners were already combination electric and gas companies and the Commission was addressing the question of whether additional systems could be retained rather than acquired. In the instant situation, DRI, an electric company, is acquiring CNG, a gas company, and, thus, the instant transaction is the first time the Commission is presented with the question of whether a newly formed registered holding company can acquire an additional system as part of the transaction in which it became a registered holding company.

     Applicants believe the Commission should approve the Transaction as a matter of policy and as a matter of fairness and can approve the Transaction as a matter of law. First, the Commission has already acknowledged that the electric and gas industries are converging and that combination companies may be more effective competitors in a given market. The Commission has recognized and accepted the changing nature of the energy industry and, in particular, the fact that the combination of electric and gas operations in a single company offers that company a means to compete more effectively in the emerging energy services business in which a few cents can make the difference between economic success and economic failure. WPL Holdings, Inc., et al., Holding Co. Act Release No. 35-26856 (April 14, 1998), aff'd sub nom., Madison Gas and Electric Company v. Securities and Exchange Commission, (D.C. Cir. 1999). In the instant situation, the lost economies that would follow from denial of approval for the Merger are substantial, both quantitatively and qualitatively.

     Second, the Commission has allowed exempt holding companies to acquire gas utilities and thereby to become combination companies, See TUC Holding Company, Holding Co. Act Release No. 35-2674 (Aug. 1, 1997) and Houston Industries Incorporated, Holding Co. Act Release No. 35-26744 (July 24, 1997), and has allowed newly formed registered holding companies to retain their combination assets. See WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14,
1998) and New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (Aug. 1, 1997). In addition, as stated by the Commission in NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999), the Commission stated that
Section 11(b)(1) applies to exempt "holding companies" by analogy. If there is no basis for treating exempt holding companies and registered holding companies differently under Section 11(b)(1), then there is no rational policy basis for treating one group of registered holding companies differently from another group of registered holding companies.

     Finally, Section 10(c)(1) does not require that the Commission rigidly enforce Section 11(b)(1) without consideration of the lost economies that would result from divestiture of additional systems in considering acquisitions under
Section 9(a). As the Court of Appeals stated In Madison Gas and Electric Company
v. SEC, (D.C. Cir. 1999):

          By its terms..., section 10(c)(1) does not require that new acquisitions comply to the letter with section 11. In contrast to its strict incorporation of section 8..., with respect to section 11 section 10(c)(1) prohibits approval of an acquisition only if it "is detrimental to the carrying out of [its] provisions. The Commission has consistently read this provision to import into section 10's regime not only the integration requirement of 11(b)(1)'s main clause but also the exception to the requirement in the ABC clauses.

In the instant situation, substantial economies would be lost by requiring the combined company to divest the retail gas operations of CNG. In addition, a substantial portion of the rationale for concluding the Merger is the convergence of the electric and gas markets as the utility industry evolves towards competition. DRI and CNG are seeking to create a convergence company that will be an effective competitor. Limiting either DRI or CNG to a single energy commodity would prevent each from realizing their combined competitive potential and is not required as a matter of law.

     The Commission has adopted a new model of regulation under the 1935 Act which permits convergence of energy services under a registered holding company and which promotes competition among energy providers. The Transaction is consistent with that policy. For all of the foregoing reasons, the Commission should hold that the combination of electric and gas operations under a newly formed registered holding company is lawful under the provisions of Section 8 and is not detrimental to the carrying out of the provisions of Section 11.

          5.  Section 10(c)(2).

     Section 10(c)(2) requires the Commission to find that a proposed transaction will serve the public interest by tending towards the economical and efficient development of an integrated public utility system. For all of the foregoing reasons, the Transaction meets the criteria of Section 10(c)(2). The Transaction will produce both quantitative and qualitative economies and efficiencies and will result in the creation of an economically integrated and efficient energy company consistent with modern notions of "integration".

     The Transaction will also produce long-term benefits. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Co., 46 S.E.C. 1299, 1320-1321 (1978). Further, the Commission has recognized that while some potential benefits cannot be precisely estimated, nevertheless they too are entitled to be considered: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (citation omitted). See Energy East Corporation, Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential but presently unquantifiable saving).

     Finally, as discussed in detail above, a number of qualitative benefits flow from the Transaction. As discussed above, many of the states in which DRI and CNG operate as well as neighboring states have adopted retail competition legislation. The creation of DRI as a competitive energy services provider introduces into the energy marketplace a viable and effective competitor.

          6.  Section 10(f).

     Section 10(f) prohibits the Commission from approving the Transaction unless the Commission is satisfied that the Transaction will be undertaken in compliance with applicable state laws. As described in Item 4 of this Application-Declaration, the Transaction will be consummated in compliance with the laws of each of the states in which DRI and CNG have retail operations.

Item 4.   Regulatory Approvals.

     Set forth below is a summary of the regulatory approvals that DRI and CNG expect to obtain in connection with the Merger in addition to the approval of the Commission under the 1935 Act.

Antitrust Considerations

     Under the HSR Act, DRI and CNG cannot consummate the Second Merger until each has submitted certain information to the Antitrust Division of the DOJ and the FTC. Additionally, each company must satisfy specified HSR Act waiting period requirements. The expiration or earlier termination of the HSR Act waiting period will not prevent the DOJ or the FTC from challenging the Merger on antitrust grounds. Neither DRI nor CNG believes that the Second Merger will violate Federal antitrust laws. If the Second Merger is not consummated within 12 months after the expiration or earlier termination of the HSR Act waiting period, DRI and CNG must submit new information to the DOJ and the FTC, and new HSR Act waiting period will begin.

AEA

     DRI holds various licenses issued by the NRC to own and operate the North Anna and Surry nuclear generating stations. Under the AEA and NRC regulations, nuclear licensees must seek and obtain prior NRC consent for any changes that would constitute a transfer of an NRC license, directly or indirectly, through transfer of control of the license to any person. DRI does not believe that the Merger will constitute a transfer of control of its NRC licenses or that the Merger will affect the basis for prior NRC decisions relating to its financial qualifications as an NRC licensee. DRI will request confirmation that the NRC concurs with its belief.

FPA

     Section 203 of the FPA provides that no public utility may sell or otherwise dispose of its jurisdictional facilities, directly or indirectly merge or consolidate its facilities with those of any other person, or acquire any security of any other public utility, without first having obtained authorization from the FERC. Because CNG has subsidiary power marketers that are considered to be "public utilities" and to own "jurisdictional facilities" under the FPA, FERC's approval under Section 203 is required before DRI and CNG may consummate the Merger. Section 203 provides that FERC is required to grant its approval if the Second Merger is found to be "consistent with the public interest."

     FERC has stated in its 1996 Utility Merger Policy Statement that, in analyzing a merger under Section 203, it will evaluate the following criteria:

     o the effect of the merger on competition in wholesale electric power markets, utilizing an initial screening approach derived from the DOJ/FTC-Initial Merger Guidelines to determine if a merger will result in an increase in an applicant's market power;

     o the effect of the merger on the applicants' FERC jurisdictional ratepayers; and

     o the effect of the merger on state and federal regulation of the applicants.

     DRI's power-marketing affiliates are authorized by FERC to sell electric power at wholesale in interstate commerce at market-based rates. CNG's power marketing affiliates have similar authorizations from FERC. These authorizations, which were obtained under Section 205 of the FPA, were predicated in part on FERC's finding that the power-marketing affiliates of DRI and CNG lack market power over the generation and transfer of electric energy and, therefore, could not sell electric power at prices above competitive levels. As a condition of the power marketer authorizations, the power marketing affiliates of DRI and CNG are required to report any changes in status that could result in a change in the facts FERC relied upon in approving market-based rates. Pursuant to this requirement, the power-marketing affiliates of DRI and CNG will file notifications of a "change in status" with FERC. These notifications will inform FERC of the Merger Agreement and will advise FERC that the power-marketing affiliates of both DRI and CNG would not deal with one another except under specified certain circumstances during the pendency of the Second Merger.

     Pending FERC approval of the merger under Section 203 and related action under Section 205, the authorizations under which the power-marketing affiliates of both DRI and CNG engage in market-based sales are expected to remain effective. The necessary filings will be made with FERC to allow DRI and CNG power-marketing affiliates to continue to engage in wholesale power transactions at market-based rates.

Virginia Commission

     DRI's wholly owned subsidiary, Virginia Power, and CNG's wholly-owned subsidiary, VNG, are subject to the jurisdiction of the Virginia State Corporation Commission (the "Virginia Commission"). The Virginia Commission must approve the acquisition of any Virginia public utility. The applicants must show that the provision of adequate service at just and reasonable rates will not be threatened or impaired as a result of the acquisition. DRI and CNG have filed an application seeking Virginia Commission approval of the merger consistent with these requirements.

North Carolina Commission

     Virginia Power is subject to the jurisdiction of the North Carolina Utilities Commission (the "North Carolina Commission"). The North Carolina Commission must approve any merger or combination affecting any public utility, whether made through acquisition or control by stock purchase or otherwise. Under this authority, the North Carolina Commission has advised that it will assert jurisdiction to approve DRI's acquisition of CNG. The North Carolina Commission must give its approval if justified by the public convenience and necessity. DRI and CNG have filed an application seeking the approval of the North Carolina Commission consistent with these requirements.

West Virginia Commission

     CNG's wholly owned subsidiary, Hope, is subject to the jurisdiction of the West Virginia Public Service Commission (the "West Virginia Commission"). No person or corporation may acquire either directly or indirectly a majority of the common stock of any public utility organized and doing business in West Virginia without the approval of the West Virginia Commission. The West Virginia Commission may approve such a transaction upon proper showing that the terms and conditions are reasonable, that neither party to it is given an undue advantage over the other, and that it does not adversely affect the public in West Virginia. DRI and CNG have filed an application seeking the approval of the West Virginia Commission consistent with these requirements.

Pennsylvania Commission

     CNG's wholly owned subsidiary, Peoples, is subject to the jurisdiction of the Pennsylvania Public Utility Commission (the "Pennsylvania Commission"). The issuance of a certificate of public convenience and necessity may be required. The Pennsylvania Commission has advised that it will assert jurisdiction to approve DRI's acquisition of CNG. The standard for approval is whether the transaction is necessary and proper for the service, accommodation, convenience, or safety of the public. This standard has been applied by the Pennsylvania Commission to require that the companies demonstrate that the transaction will affirmatively promote the service, accommodation, convenience or safety of the public in some substantial way. Peoples and DRI have filed an application seeking the approval of the Pennsylvania Commission consistent with these requirements.

Ohio Commission

     CNG's wholly owned subsidiary, East Ohio, is subject to the jurisdiction of the Public Utilities Commission of the State of Ohio (the "Ohio Commission"). The Ohio Commission does not have statutory jurisdiction over the transaction, but is being provided any relevant information for its review and use in evaluating the impact of the transaction, if any, on retail customers in Ohio.

Affiliate Contracts and Arrangements

     Following the Second Merger and registration of DRI as a holding company under the 1935 Act, DRI and CNG and their subsidiaries may need to enter into or amend agreements related to the provision by affiliates of the combined companies of various services, including management, supervisory, construction, engineering, accounting, legal, financial or similar services. The approval or non-opposition of certain federal and state regulatory commissions is required with respect to the creation or amendment of certain inter-affiliate agreements. DRI, CNG and their subsidiaries will file such agreements with the appropriate federal and state regulatory commissions and seek such regulatory approvals as may be required by applicable law.

Other Regulatory Matters

     DRI and its subsidiaries and CNG and its subsidiaries have obtained from various regulatory authorities certain franchises, permits and licenses which may need to be renewed, replaced or transferred in connection with the Merger, and approvals, consents or notifications may be required in connection with such renewals, replacements or transfers.

     Regulatory commissions in states where DRI's and CNG's utilities operate may intervene in the Federal regulatory proceedings. In addition, such regulatory commissions regulate the rates charged to utility customers within their jurisdictions. In approving rates, each state may take into account other affects of, including possible savings resulting from, the Merger.

Item 5.   Procedure.

     The Commission is respectfully requested to issue and publish, not later than June 30, 1999, the requisite notice under Rule 23, a form of which is attached hereto as Exhibit I-1, with respect to the filing of this Application-Declaration, such notice to specify a date not later than July 31, 1999 by which comments may be entered and a date not later than August 1, 1999 as the date after which an order of the Commission granting and permitting this Application-Declaration to become effective may be entered by the Commission.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements.

     A.  Exhibits

         A-1 Articles of Incorporation of DRI as in effect on April 16, 1999. (Filed as Exhibit 3(i) to DRI's Form 10-Q for the quarter ended March 31, 1999, File No. 1-8489 and incorporated by reference herein)

         A-2 By-Laws of DRI as in effect on April 16, 1999. (Filed as Exhibit 3(ii) to DRI's Form 10-Q for the quarter ended March 31, 1999 and incorporated by reference herein)

         A-3 Restated Certificate of Incorporation of CNG. (Filed as Exhibit A-1 to Form U-1, File No. 70-7811 and incorporated by reference herein)

         A-3.1 Amendment,  dated May 31, 1996, to Exhibit A-1. (Filed as Exhibit
               4(B) to the Registration Statement on Form S-3, File No. 333-10869 and incorporated by reference herein)

         A-4 By-laws of CNG, last amended May 19, 1996. (Filed as Exhibit 3B to Form 2158 for the year ended December 31, 1998, File No. 1-3196 and incorporated by reference herein)

         B-1 Amended and Restated Agreement and Plan of Merger, dated as of May 11, 1999 by and between DRI and CNG. (Included in Exhibit C-1 hereto)

         C-1 Registration Statement on Form S-4 of DRI for the shareholders meeting to be held in connection with the Merger (Filed with the Commission on May 20, 1999, File No. 333-75669 and incorporated by reference herein)

         C-2 Joint Proxy Statement/Prospectus of DRI and CNG for the special meeting of shareholders to be held in connection with the Merger. (included in Exhibit C-1)

         D-1.1 Application   to  the  FERC  under  the  FPA.  (To  be  filed  by
               amendment)

         D-1.2 Order of the FERC. (To be filed by amendment)

         D-2.1 Submission   to  the  Virginia   Commission.   (To  be  filed  by
               amendment)

         D-2.2 Order of the Virginia Commission. (To be filed by amendment)

         D-3.1 Submission to the North Carolina Commission. (To be filed by amendment)

         D-3.2 Order  of  the  North  Carolina  Commission.   (To  be  filed  by
               amendment)

         D-4.1 Submission to the West Virginia Commission. (To be filed by amendment)

         D-4.2 Order  of  the  West  Virginia   Commission.   (To  be  filed  by
               amendment)

         D-5.1 Submission to the Pennsylvania Commission. (To be filed by amendment)

         D-5.2 Order of the Pennsylvania Commission. (To be filed by amendment)

         E-1   Map of service  territory of DRI.  (Filed in paper format on Form
               SE)

         E-2   Map of service  territory of CNG.  (Filed in paper format on Form
               SE)

         E-3 Statistical Analysis of companies in the DRI-CNG region. (To be filed by amendment)

         E-4   DRI Corporate Organization Chart. (To be filed by amendment)

         E-5   CNG Corporate Organization Chart. (To be filed by amendment)

         F-1   Opinion of Counsel. (To be filed by amendment)

         F-2   Past tense opinion of counsel. (To be filed by amendment)

         G-1   Opinion of Lehman Brothers, Inc. (Included in Exhibit C-1)

         G-2 Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated. (Included in Exhibit C-1)

         H-1 Annual Report of DRI on Form 10-K for the year ended December 31, 1998. (Filed with the Commission on March 1, 1999, File No. 1-8489 and incorporated by reference herein)

         H-2 Annual Report of CNG on Form 10-K for the year ended December 31, 1998. (Filed with the Commission on March 15, 1999, File No. 1-3196 and incorporated by reference herein)

         H-3 Quarterly Report on Form 10-Q of DRI for the quarter ended March 31, 1999 (filed with the Commission on May 17, 1999, File No. 1-8489 and incorporated by reference herein)

         H-4 Quarterly Report on Form 10-Q of CNG for the quarter ended March 31, 1999 (filed with the Commission on May 14, 1999, File No. 1-3196 and incorporated by reference herein)

         H-6 Form U-3A-2 of DRI for the year ended December 31, 1998 (filed with the Commission on February 26, 1999, File No. 69-278 and incorporated by reference herein)

         I-1   Proposed Form of Notice

         J-1   Lost Economies Study. (To be filed by amendment)

     B.  Financial Statements

         FS-1 DRI Unaudited Pro Forma Condensed Consolidated Balance Sheet. (Included in Exhibit C-1)

         FS-2 DRI Unaudited Pro Forma Condensed Consolidated Statement of Income. (Included in Exhibit C-1)

         FS-3 Notes to DRI Unaudited Pro Forma Condensed Consolidated Financial Statements. (Included in Exhibit C-1)

         FS-4 DRI Consolidated Balance Sheet as of December 31, 1998. (Included in Exhibit H-1)

         FS-5 DRI Consolidated Statement of Income for the twelve months ended December 31, 1998. (Included in Exhibit H-1)

         FS-6 CNG Consolidated Balance Sheet as of December 31, 1998. (Included in Exhibit H-2)

         FS-7 CNG Consolidated Statement of Income for the twelve months ended December 31, 1998. (Included in Exhibit H-2)

Item 7.  Information as to Environmental Effects.

     The Transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 10(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Section 4321, et seq. The only federal actions related to the Transaction pertain to the Commission's approval of this Application-Declaration under the 1935 Act and the Commission's clearance and declaration of the effectiveness of the Joint Proxy and Registration Statement of DRI and CNG on Form S-4 pursuant to the Securities Exchange Act of 1934 and the other approvals and actions described in Item 4 of this Application-Declaration. Consummation of the Transaction will not result in changes in the operations of DRI, CNG or any of their respective subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the Public Utility Holding Company Act of 1935, each of the undersigned companies has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

DOMINION RESOURCES, INC.                       CONSOLIDATED NATURAL GAS COMPANY


By: /s/ James F. Stutts                        By: /s/ Stephen E. Williams
    --------------------------                     ----------------------------
  Name:  James F. Stutts                         Name:  Stephen E. Williams
  Title: Vice President and                      Title: Senior Vice President
           General Counsel                                and General Counsel

Date:  June 1, 1999                            Date:  June 1, 1999

                                                                     EXHIBIT I-1


                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.                     /           , 1999

- - - - - - - - - - - - - - - - - -
                                   )
In the Matter of                   )
                                   )
Dominion Resources, Inc.           )
120 Tredegar Street                )
Richmond, VA  23219                )
                                   )
               and                 )
                                   )
Consolidated Natural Gas Company   )
CNG Tower, 625 Liberty Avenue      )
Pittsburgh, PA  15222              )
                                   )
(70 - 09477)                       )
- - - - - - - - - - - - - - - - - -

     Dominion Resources, Inc., a Virginia corporation and currently a holding company exempt from the registration requirements of the Public Utility Holding Company Act of 1935 (the "Act") pursuant to Section 3(a)(1) thereof and Rule 2 thereunder ("DRI"), and Consolidated Natural Gas Company, a Delaware corporation and a registered holding company under the Act ("CNG"), have entered into an Amended and Restated Agreement and Plan of Merger dated as of May 11, 1999 (the "Merger Agreement"). DRI and CNG have filed an application on Form U-1 under the Act seeking approval of their merger (the "Merger") under Sections 9(a)(2) and 10 of the Act.

     The Merger Agreement contemplates a two-step merger transaction. In the first step, a wholly owned subsidiary of DRI ("SPV") will merge (the "First Merger") with and into DRI in a transaction in which DRI will be the surviving corporation. In the second step, CNG will either merge (the "Second Merger") (i) with and into another wholly owned subsidiary of DRI ("CNG Acquisition") in a transaction in which CNG Acquisition will be the surviving corporation or (ii) with and into DRI in a transaction in which DRI will be the surviving corporation. The First Merger and the Second Merger are herein together referred to as the "Merger" or the "Transaction". As a result of the Merger and the other transactions contemplated by the Merger Agreement (collectively, irrespective of the transaction structure actually implemented, the

"Transaction"), CNG will cease to exist and either CNG Acquisition, as the successor in interest to CNG, will become a direct subsidiary of DRI or each of CNG's four public utility subsidiaries will become direct subsidiaries of DRI. As a result of the Merger, CNG's non-utility subsidiaries will each become direct or indirect subsidiaries of CNG Acquisition or DRI, as the case may be. Following completion of the Merger, irrespective of the transaction structure actually implemented, DRI and CNG Acquisition, if applicable, will register as a holding company pursuant to Section 5 of the 1935 Act.

     Prior  to  completion  of the  Merger,  DRI and CNG  will  file one or more additional applications-declarations under the Act with the Commission with respect to the financing arrangements, ongoing activities, non-utility businesses and other investments of, and other matters pertaining to, the combined company after giving effect to the Merger and the registration of DRI as a holding company and, if applicable, the registration of CNG Acquisition.

     DRI and CNG believe that their combination provides a unique opportunity for DRI, CNG and their respective shareholders, customers and employees to participate in the formation of a competitive energy services provider in the rapidly evolving energy services business and to share in the benefits of industry restructuring which is already occurring in the majority of states in which DRI and CNG operate. The energy industry, including both the gas and electricity segments of the business, is evolving from an industry characterized by the presence of regulated natural monopolies confined in their operations to prescribed geographical service territories to a dynamic, competitive industry in which national and regional participants compete for the right to provide energy services to retail customers who increasingly have a choice in their energy supply needs. The result of these increasingly rapid changes wrought by both legislative and administrative initiatives as well as by demands of the marketplace, is a far reaching transformation of the US energy industry in which energy production, transportation/transmission and distribution are reorganizing along national and regional functional lines. The energy company of tomorrow will, if it seeks to be an effective competitor, of necessity need to be bigger and will need to be focused on the development and delivery of newly repackaged energy products and services designed to meet the changing demands of the marketplace.

     DRI and CNG believe that, in the restructured and competitive energy industry of tomorrow, the combined companies will be well-positioned to compete with other national and regional industry participants, a competitive position that neither DRI nor CNG, acting alone, would be able to achieve. The Merger will provide DRI and CNG with the ability to integrate their complementary lines of business: retail and wholesale natural gas and electricity sales, natural gas exploration and production, international operations and new electric generation. The Merger will also provide the combined companies with the lower risk profile inherent in geographic and product diversification. In short, the Merger will provide the combined companies with the operational and practical ability to compete for the right to provide energy services to their combined customer base of 4 million as well as, once the transition to retail competition has been fully established, 18 million additional electric customers and 12 million additional gas customers in states already served. Moreover, few job cuts are expected as a result of the Merger as there is not much redundancy between the two companies.

     Pursuant to Sections 9(a)(2) and 10 of the Act, DRI and CNG hereby request authorization and approval of the Commission for DRI to acquire, through the Merger (including, indirectly, through CNG Acquisition or otherwise), all of the issued and outstanding common stock of CNG and, indirectly , all of the common stock of each of the four public utility subsidiaries of CNG; namely, (i) Virginia Natural Gas, Inc., a Virginia corporation, (ii) Hope Gas, Inc., a West Virginia corporation, (iii) The Peoples Natural Gas Company, a Pennsylvania corporation, and (iv) The East Ohio Gas Company, an Ohio corporation. Following completion of the Merger, DRI will register as a holding company pursuant to
Section 5 of the 1935 Act.

     DRI, a diversified utility holding company, has its principal office at 120 Tredegar Street, Richmond, Virginia 23219, telephone (804) 819-2000. DRI's common stock is listed on the New York Stock Exchange. DRI's principal subsidiary is Virginia Electric and Power Company ("Virginia Power"), a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy. The primary service area of Virginia Power is in Virginia and northeastern North Carolina. DRI's other major subsidiaries are Dominion Energy, Inc., an independent power and natural gas subsidiary, and Dominion Capital, Inc., a diversified financial services company. DRI was incorporated in 1983 as a Virginia corporation. DRI and its subsidiaries had 11,033 full-time employees as of December 31, 1998. DRI is currently exempt from registration as a holding company under the Act. DRI also owns and operates a 365 Mw natural gas fired generating facility in the United Kingdom.

     CNG is a Delaware corporation organized on July 21, 1942, and a public utility holding company registered under the 1935 Act. CNG's common stock is listed on the New York Stock Exchange. CNG is engaged solely in the business of owning and holding all of the outstanding equity securities of nineteen directly owned subsidiary companies. CNG and its subsidiaries are engaged in all phases of the natural gas business: distribution, transmission, storage and exploration and production.

     The Application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by May 31, 1999, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on AES at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the manner. After said date, the Application, as filed or as amended, may be granted and/or permitted to become effective.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.